Exhibit 12
AMERICAN AIRLINES, INC.
Computation of Ratio of Earnings to Fixed Charges
(in millions)

	2006	2005	2004	2003	2002
Earnings:
Income (loss) before income taxes and cumulative effect of accounting change	$164	$(892)	$(821)	$(1,409)	$(3,669)

Add: Total fixed charges (per below)	1,705	1,566	1,480	1,421	1,532

Less: Interest capitalized	29	64	77	66	80

Total earnings (loss)	$1,840	$610	$582	$(54)	$(2,217)

Fixed charges:
Interest	$842	$724	$653	$525	$522

Portion of rental expense representative of the interest factor	848	831	815	888	1,005

Amortization of debt expense	15	11	12	8	5

Total fixed charges	$1,705	$1,566	$1,480	$1,421	$1,532

Ratio of earnings to fixed charges	1.08	—	—	—	—

Coverage deficiency	—	$956	$898	$1,475	$3,749

Note:	As of December 31, 2006, American has guaranteed approximately $1.1 billion of unsecured debt and approximately $388 million of secured debt. The impact of these unconditional guarantees is not included in the above computation.